Filer: The Stanley Works Ltd.
                                                   Pursuant to Rule 425 under
                                                   the Securities Act of 1933
                         and Rule 14a-6 under Securities Exchange Act of 1934
                                           Subject Company: The Stanley Works
                                                  Commission File No.: 1-5224
                                       Registration Statement No.:  333-82382







Slide #1

                            Question & Answer Session

                                  Facilitator:
                           Certified Financial Planner

                             [Stanley Logo graphic]

Slide #2

                Straight Talk About the Bermuda Reincorporation

Tax Planning Agenda:

o        Q and A session to cover tax-related information for shareholders.

o        Basic financial planning scenarios if you own SWK stock.

Where to Submit Additional Questions:

o        Phone: 1-860-827-3553

o        E-mail at ggould@stanleyworks.com

o        Proxy Information, MacKenzie Partners, Inc. at 1-800-322-2885


Slide #3

                Straight Talk About the Bermuda Reincorporation

Question

Why do I have to pay tax?

Answer

The IRS requires the tax when SWK shares are exchanged for SWK, LTD. Shares (Toll Tax). Your shares are treated as though you sold your shares of SWK stock as of the effective date of the reincorporation transaction.

                           Frequently Asked Questions

Slide #4

                Straight Talk About the Bermuda Reincorporation

Question

I don't understand how to figure my capital gains tax.

Answer

A capital gain is the profit created by owning something that's now worth more than its cost. In other words it is profit from the sale of a capital asset, such as stock received upon exercise of options. Capital gains may be short-term (held 12 months or less) or long-term (held more than 12 months).

                           Frequently Asked Questions


Slide #5

                Straight Talk About the Bermuda Reincorporation

Question

Will the company provide tax information to shareholders?

Answer

Yes. Shareholders will receive a 1099 form no later than January 31, 2003 for shares you privately own or have purchased through the ESPP. No 1099 form will be sent for shares you hold in a 401(k), IRA or other pension fund account.

                           Frequently Asked Questions


Slide #6

                Straight Talk About the Bermuda Reincorporation

Question

Will 401(k), IRA or other pension plan shares be taxed?


Answer

No.


                           Frequently Asked Questions


Slide #7
                Straight Talk About the Bermuda Reincorporation

Question

Will shares in the ESPP (Employee Stock Purchase Plan) be taxed?

Answer

Yes.

o Shares purchased within 12 months of the reincorporation will be taxed at the ordinary income rate.

o Shares purchased more than 12 months prior to the reincorporation will be taxed at the long-term capital gain rate of 20%.

                           Frequently Asked Questions


Slide #8
                Straight Talk About the Bermuda Reincorporation

Question
Will privately held stock be taxed?

Answer

Yes. The amount of tax will depend upon the net value of the stock and the effective tax rate:

o        A short-term capital gain (shares held 1 year or less); or

o        A long-term capital gain (shares held more than 1 year)

                           Frequently Asked Questions


Slide #9
                Straight Talk About the Bermuda Reincorporation

Question

If the reincorporation goes through and the restriction on the SPP is lifted, how can I use my shares to help offset my capital gains tax?

Answer

You can sell shares to pay for your tax liability that results from this transaction. In simple terms, you or your tax advisor should calculate the tax due as a result of the reincorporation. You can then sell the amount of shares that provide you with the requisite level of cash to pay this tax liability.

                           Frequently Asked Questions


Slide #10
                Straight Talk About the Bermuda Reincorporation

Question

How do I determine the cost basis of my stock?

Answer

Your initial cost for stock you buy is your cost basis. In other words, it is the amount you paid to buy the stock after consideration for any stock splits and stock dividends. Cost basis includes two items:

o        The amount paid for the stock; and

o The commission paid on the purchase if bought through a broker.

                           Frequently Asked Questions


Slide #11
                Straight Talk About the Bermuda Reincorporation

Question

How do I determine my basis on additional shares received as a result of a non-taxable stock dividend or split?

Answer

When you receive additional shares as a result of a non-taxable stock dividend or split, your total basis in your stock remains the same -- now divided over a larger number of shares.

                           Frequently Asked Questions


Slide #12
                Straight Talk About the Bermuda Reincorporation

Question

What is the tax basis after the reincorporation?


Answer

The tax basis will be the fair market value on the effective date of the reincorporation.

                           Frequently Asked Questions


Slide #13
                Straight Talk About the Bermuda Reincorporation

Question

Will my stock options be impacted?


Answer

There is no tax until they are exercised. When exercised, you are taxed and then will receive shares of SWK, Ltd.

                           Frequently Asked Questions


Slide #14
                Straight Talk About the Bermuda Reincorporation

Question

What happens to Stanley stock certificates I possess at the time of the reincorporation?

Answer

New certificates for Stanley Works, Ltd. will be issued to replace the old certificates of SWK, and the old SWK certificates will be voided.

                           Frequently Asked Questions


Slide #15
                Straight Talk About the Bermuda Reincorporation

Question

What should I do if I have a personal change like name, address, etc.?

Answer

EquiServe, as exchange agent, will deliver transmittal forms to stockholders which will accommodate name or address changes. Contact EquiServe at 1-800-543-6757.

                           Frequently Asked Questions


Slide #16
                Straight Talk About the Bermuda Reincorporation

     Question
     How can Stanley shareholders obtain a proxy statement and ballot if one has not arrived?

     Answer

o        For shareholders who have the physical stock certificates:
         Call EquiServe at 1-800-543-6757.

o        Shares in a broker account:  Contact your broker.

o If your broker is no longer in business: Whoever has taken over your account will send out the proxy statement and ballot.

o Shareholders with an online broker: Contact the customer service number and ask for the proxy department.

o        For Employee Stock Purchase Plan Shares (ESPP):
                        Call EquiServe at 1-800-543-6757.

o For 401(k) Plan shares: Contact MacKenzie Partners for a duplicate proxy card at 1-800-322-2885.

                           Frequently Asked Questions



Slide #17
                Straight Talk About the Bermuda Reincorporation

Where to Submit Additional Questions:

o         Phone: 1-860-827-3553

o         E-mail: ggould@stanleyworks.com

o         Proxy Information:  MacKenzie Partners, Inc.
                                at 1-800-322-2885

                           Frequently Asked Questions